UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 28, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

This announcement is not for distribution in the United States.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

The announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and, subject to certain exceptions, may not be offered or sold within the United States. The securities are being offered only outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The Company and Eastern Air Overseas (Hong Kong) Corporation Limited do not intend to make any public offering of securities in the United States.

A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

PROPOSED ISSUE OF RMB-DENOMINATED BONDS

The Issuer, a wholly owned subsidiary of the Company, proposes to issue the Bonds to professional investors. The Bonds, if issued, will be unconditionally and irrevocably guaranteed by the Company. The aggregate principal amount of the proposed Bond Issue will be determined through a book-building exercise conducted by the Joint Lead Managers. Upon finalising the terms of the Bonds, the Joint Lead Managers and the Company will enter into a subscription agreement.

If the Bonds are issued, the Company intends to use the net proceeds from the proposed Bond Issue for working capital and other general corporate purposes.

The Company and the Issuer intend to apply to the Stock Exchange for listing of, and permission to deal in, the Bonds by way of debt issued to professional investors only. There is no guarantee that an approval of listing of the Bonds on the Stock Exchange will be obtained. Approval of the listing of the Bonds on the Stock Exchange is not to be taken as an indication of the merits of the Company, the Group or the Bonds.

As no binding agreement in relation to the proposed Bond Issue has been entered into as at the date of this announcement, the proposed Bond Issue may or may not materialise. The completion of the proposed Bond Issue is subject to, among other things, market conditions and investors’ interest. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company.

Further announcements in respect of the proposed Bond Issue will be made by the Company as and when appropriate.

THE PROPOSED BOND ISSUE

Introduction

The Issuer, a wholly owned subsidiary of the Company, proposes to issue the Bonds to professional investors. The Bonds, if issued, will be unconditionally and irrevocably guaranteed by the Company. The aggregate principal amount of the proposed Bond Issue will be determined through a book-building exercise conducted by the Joint Lead Managers. Upon finalising the terms of the Bonds, the Joint Lead Managers and the Company will enter into a subscription agreement.

The Bonds will be offered or sold only outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act.

Proposed Use of Proceeds

The Company intends to use the net proceeds from the proposed Bond Issue for working capital and other general corporate purposes.

Listing

The Company and the Issuer intend to apply to the Stock Exchange for listing of, and permission to deal in, the Bonds by way of debt issued to professional investors only. There is no guarantee that an approval of listing of the Bonds on the Stock Exchange will be obtained. Approval of the listing of the Bonds on the Stock Exchange is not to be taken as an indication of the merits of the Company, the Group or the Bonds.

GENERAL

As no binding agreement in relation to the proposed Bond Issue has been entered into as at the date of this announcement, the proposed Bond Issue may or may not materialise. The completion of the proposed Bond Issue is subject to, among other things, market conditions and investors’ interest. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company.

Further announcements in respect of the proposed Bond Issue will be made by the Company as and when appropriate.

DEFINITIONS

“ABC”	Agricultural Bank of China Limited Hong Kong Branch

“Board”	the board of Directors

“Bond Issue”	the issue of the Bonds by the Issuer

“Bonds”	the RMB-denominated bonds proposed to be issued by the Issuer and unconditionally and irrevocably guaranteed by the Company

“Company”	China Eastern Airlines Corporation Limited, a joint stock company incorporated in the PRC with limited liability and whose H Shares (stock code: 00670) are listed on the Main Board of the Stock Exchange

“Deutsche Bank”	Deutsche Bank AG, Hong Kong Branch

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited

“Issuer”	Eastern Air Overseas (Hong Kong) Corporation Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company

“Joint Lead Managers”	Deutsche Bank, HSBC, SC, ABC

“RMB”	Renminbi yuan, the lawful currency of the People’s Republic of China

“SC”	Standard Chartered Bank (Hong Kong) Limited

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“United States”, “U.S.”	the United States of America

“U.S. Securities Act”	the United States Securities Act of 1933, as amended

By Order of the Board China Eastern Airlines Corporation Limited Mr. Wang Jian Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Director, Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, PRC
24 May 2013

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